Exhibit 99.1

PRESS RELEASE

New Gold Places the Amapari Mine on Temporary Care and Maintenance

January 2, 2009 – VANCOUVER, BC – New Gold Inc. ("New Gold") (TSX and AMEX – NGD) today placed its Amapari Mine in Brazil on temporary care and maintenance.

Robert Gallagher, New Gold’s President and Chief Executive Officer stated: "We had hoped to mine and process oxide ores through the third quarter of 2009, but efforts to maintain recent improvements in production and costs with the increasing amounts of hard transition ore and waste in the Amapari pits have been unsuccessful. While significant resources remain at Amapari, the additional capital required to maintain economic production levels and the limited remaining oxide reserves justifies the decision to place the mine on care and maintenance."

New Gold has determined that it would be more cost-effective to process the remaining oxide ore (including transition material) with the underlying sulphide resource in a new process facility. New Gold is preparing a Preliminary Economic Assessment ("PEA") to exploit this resource with a conventional crush/grind/CIL mill. It is expected that this study will be completed in the first quarter of 2009. New Gold will also investigate other strategic alternatives for the Amapari operation.

In the meantime, mining at Amapari is being suspended immediately. The leaching of stacked material is expected to continue until it is no longer economic to do so. The operation will be placed on care and maintenance pending the results of the PEA. All environmental monitoring and on-going remediation programs will continue during this period and beyond, as will on-going exploration programs on New Gold’s concessions at Amapari.

New Gold is an intermediate gold mining company with operating assets in Mexico and Australia and two development projects in Canada and Chile. For further information on New Gold, please visit our website at www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance, may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: the results of the preliminary economic assessment assessing the viability of a new process facility; New Gold’s operations are subject to significant capital requirements ; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks and Uncertainties" included in New Gold’s MD&A filed November 12, 2008 available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com